

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2010

<u>Via U.S. Mail and Facsimile 212.751.3550</u>

Mr. Robert A. Pace
Chief Financial Officer
Independence Tax Credit Plus L.P. IV
625 Madison Avenue
New York, NY  10022

>     **Re:     Independence Tax Credit Plus L.P. IV**
>     **Form 10-K for Fiscal Year Ended March 31, 2009**
>     **Filed June 29, 2009**
>     **File No. 033-89968**

Dear Mr. Pace:

        We have completed our review of your filing and do not have any further comments at this time.

>         Sincerely,

>         Robert Telewicz
>         Senior Staff Accountant